Exhibit 99.1

IN THE HIGH COURT OF JUSTICE
BUSINESS AND PROPERTY COURTS OF ENGLAND & WALES
INSOLVENCY AND COMPANIES LIST (CH D)

Before the Honourable Mr Justice Hildyard

On 8 and 10 December 2025

IN THE MATTER OF ARGO BLOCKCHAIN PLC

AND IN THE MATTER OF THE COMPANIES ACT 2006

ARGO BLOCKCHAIN PLC

Claimant

ORDER

UPON THE CLAIM by Part 8 Claim Form dated 30 October 2025 (“Claim Form”) by Argo Blockchain plc, a company incorporated in England & Wales with registered number 11097258 whose registered office is at Eastcastle House, 27-28 Eastcastle Street, London W1W 8DH (“Plan Company”)

AND UPON the Plan Company proposing a restructuring plan pursuant to Part 26A of the Companies Act 2006 (the “Restructuring Plan” or “Plan”) between the Plan Company and the Plan Participants (as defined in the Restructuring Plan), being certain creditors and registered members of the Plan Company

AND UPON the Order of Hildyard J dated 6 November 2025 permitting the Plan Company to convene three meetings to consider and vote on the Plan, one of Growler Mining Tuscaloosa, LLC, a supporting creditor (“Growler”), one of the Noteholders, and one of the Shareholders

AND UPON READING the Claim Form, the Restructuring Plan and the witness statements of (i) Justin Nolan of the Plan Company dated 28 November 2025 and 3 December 2025 (ii) David Robinson of Fladgate LLP, solicitors to the Plan Company dated 27 November 2025 and 3 December 2025 (iii) Sunjeeve Patel of Kroll Issuer Services Ltd dated 27 November 2025 and 3 December 2025 (iv) Luther S. Pate IV of Growler dated 28 November 2025 (v) James O’Grady of Lowenstein Sandler LLP, US attorneys to the Plan Company dated 27 November 2025 (vi) Sally Tolfree of Computershare Investor Services plc, the registrars of the Plan Company dated 28 November 2025 (vii) Paul Searle of Michael Searle & Son Ltd the security printer engaged by the Plan Company dated 27 November 2025 (viii) Betty Pang of Computershare Investor Services plc, the registrars of the Plan Company dated 3 December 2025 (ix) Jeremy Whiteson of Fladgate LLP, solicitors to the Plan Company dated 5 December 2025 (x) the Expert Report of James M. Peck dated 28 October 2025 (xi) the Expert Report of Bonnie J Roe of Cohen & Gresser LLP dated 2 December 2025 (xii) the Expert Report of Geoff Bouchier dated 30 October 2025 on the Relevant Alternative (xiii) the Expert Report of Michael Weaver dated 30 October 2025, being the Plan Benefits Report and (xiv) the Supplementary Expert Report of Michael Weaver dated 26 November 2025 (together with their respective exhibits)

AND UPON READING the Fourth Witness Statement and the Second Report of Jonathan Yorke, dated 1 December 2025, the Fifth Witness Statement of Jonathan Yorke dated 5 December 2025 and his Supplemental Report and the letter from Mr Yorke to the Court dated 7 December 2025

AND UPON READING the Chairperson’s Report of Voting at the Plan Meetings dated 3 December 2025

AND UPON HEARING (i) Matthew Abraham and Rabin Kok, counsel for the Plan Company, (ii) Joseph Curl, K.C., counsel for Growler (iii) William Day, counsel for the Retail Advocate (on 8 December 2025), and (iv) Mr Jonathan Yorke (the Retail Advocate) in person and with the permission of the Court (on 10 December 2025) and (v) upon no other Plan Participants appearing but the Court noting and taking into account the email communications from Plan Participants put before the Court by counsel

AND UPON the Court determining that in this Order, save where terms are otherwise expressly defined, the definitions, abbreviations, words and phrases in it shall have the meanings ascribed to them in the Plan or, where not defined in that document, in the Explanatory Statement

AND UPON the Court (i) noting that the Plan Company intends to rely on the exemption in s.3(a)(10) of the United States Securities Act 1933 and (ii) noting that the Plan Company intends to rely on the Court’s sanction of the Plan as an approval of the Plan and the transactions contemplated by it, including the issue of securities to Growler and to the Noteholders, following a hearing on the fairness of the terms of the Plan at which hearing all Plan Participants are entitled to attend in person or through counsel to support or oppose the sanctioning of the Plan and (iii) confirming that the Court was notified of the matters in this Recital

IT IS ORDERED THAT:

1.	The Court hereby sanctions the Restructuring Plan in the form set out in the Schedule hereto.

2.	The Plan Company or its solicitors shall, as soon as reasonably practicable, deliver an office copy of this Order to the Registrar of Companies for England and Wales.

3.	There shall be no order as to costs.

SERVICE OF THIS ORDER:

The Court has provided a sealed copy of this order to the serving party: Fladgate LLP, 16 Great Queen St London WC2B 5DG and by email to Argo@fladgate.com

Schedule

The Restructuring Plan

3

CLAIM NO. CR-2025-007624

IN THE HIGH COURT OF JUSTICE

BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES

INSOLVENCY AND COMPANIES COURT (ChD)

IN THE MATTER OF

ARGO BLOCKCHAIN PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

RESTRUCTURING PLAN

(under Part 26A of the Companies Act 2006)

Between

ARGO BLOCKCHAIN PLC

and

THE PLAN PARTICIPANTS

(as defined herein)

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3

2.	EFFECTIVENESS OF THIS RESTRUCTURING PLAN	12

3.	EFFECTIVE TIME	12

4.	PLAN STEPS	12

5.	COMPROMISE AND ARRANGEMENTS WITH PLAN PARTICIPANTS	13

6.	FRACTIONAL ENTITLEMENTS	14

7.	EXECUTION OF RESTRUCTURING DOCUMENTS, IMPLEMENTING THE PLAN STEPS AND POWER OF ATTORNEY	15

8.	WAIVER AND MORATORIUM AND COVENANT NOT TO SUE	16

9.	RELEASES IN CONNECTION WITH THE RESTRUCTURING PLAN	18

10.	THIRD PARTIES	19

11.	FULL AND FINAL SETTLEMENT	19

12.	NO WARRANTIES OR REPRESENTATION	19

13.	MODIFICATION OF THIS RESTRUCTURING PLAN	19

14.	SET-OFF	20

15.	RECORD TIME	20

16.	ASSIGNMENTS	20

17.	COMPLETION OF THIS RESTRUCTURING PLAN	21

18.	NOTICE	21

19.	ISSUANCE OF NEW ORDINARY SHARES	22

20.	COSTS	22

21.	LONGSTOP DATE	22

22.	SEVERABILITY	22

23.	DISCRETION	22

24.	GOVERNING LAW AND JURISDICTION	22

RECITALS

The Plan Company

(A)	Argo Blockchain PLC is a public limited company incorporated in England and Wales with company number 11097258.

(B)	The Plan Company was originally incorporated as GoSun Blockchain Limited on 5 December 2017 as a private limited company incorporated in England and Wales. On 21 December 2017, GoSun Blockchain Limited changed its name to Argo Blockchain Limited and re-registered as a public limited company, becoming Argo Blockchain PLC. The Plan Company’s registered office is Eastcastle House, 27-28 Eastcastle Street, London, United Kingdom, W1W 8DH.

Secured Lender

(C)	The Secured Lender is a creditor of the Plan Company pursuant to the Growler Facility. The Plan Company is the borrower under the Growler Facility. A condition of the Growler Facility was the obligation for the Plan Company and the Group to grant the Growler Security to the Secured Lender.

Noteholders

(D)	The Plan Company is the issuer of the Senior Unsecured Notes. The Noteholders are creditors in respect of the Senior Unsecured Notes issued by the Plan Company, including the Note Trustee and including those persons being the ultimate beneficial owners of the Senior Unsecured Notes and who are contingent creditors in respect of those Senior Unsecured Notes.

Shareholders

(E)	The Shareholders comprise registered shareholders, who hold Existing Ordinary Shares including those traded on the London Stock Exchange, and the shares held by the Depositary, which holds as depositary of the Existing Ordinary Shares deposited with it on behalf of the ADR Holders.

Purpose of this Restructuring Plan

(F)	The purpose of this Restructuring Plan is to effect a compromise and/or arrangement between the Plan Company and each of its Plan Participants.

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Restructuring Plan, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

“ADR” means an American Depositary Receipt issued by the Depositary.

“ADR Holder” means the means the holder of an ADR (or a person beneficially entitled to an ADR) issued in respect of an ADS evidencing an Existing Ordinary Share.

“ADS” means an American Depositary Share, each of which represents ten Ordinary Shares in the Plan Company and is evidenced by an ADR.

“ADS Ratio” means 10 Ordinary Shares to 1 ADR.

“Adviser” means:

a)	the Plan Company’s Solicitors;

b)	Matthew Abraham of South Square, 3-4 South Square, Gray’s Inn, London, WC1R 5HP;

c)	Rabin Kok of South Square, 3-4 South Square, Gray’s Inn, London, WC1R 5HP;

d)	Kroll Advisory;

e)	the Information Agent;

f)	Miller Buckfire;

g)	Stifel, Nicolaus & Co., Inc.;

h)	Stifel Financial Corp., which uses the trade name “Miller Buckfire” for its restructuring-focused investment banking practice;

i)	Lowenstein Sandler LLP;

j)	Fasken Martineau DuMoulin LLP;

k)	HaysMac LLP;

l)	Porter Hedges LLP;

m)	Troutman Pepper Locke LLP;

n)	Greenberg Traurig, LLP;

o)	Compass Point Research & Trading LLC;

p)	Keefe Bruyette & Woods, Inc.;

q)	Goodmans LLP;

r)	Nassiry Law; and

s)	Joseph Curl KC of South Square, 3-4 South Square, Gray’s Inn, London, WC1R 5HP.

“Application Letter” means the letter to be sent by Growler to the Plan Company under which Growler applies for New Ordinary Shares to be issued to the Depositary in exchange for the issuance by the Depositary of the Restricted ADSs in respect thereof to Growler in exchange for the Growler Exit Capital, substantially in the form set out in Appendix 18 to the Explanatory Statement.

“Argo Holdings” means Argo Holdings US Inc., a Delaware corporation incorporated on 22 November 2022.

“Argo Innovation” means Argo Innovation Labs Inc., a British Columbia, Canada corporation.

“Argo Operating US” means Argo Operating US LLC, a Delaware company incorporated on 22 November 2022.

“Argo Quebec” means 9377-2556 Quebec Inc., being a company incorporated and registered in Quebec, Canada on 20 April 2018.

“Assignment and Assumption Agreement” means the assignment and assumption agreement to be entered into between Growler and Growler USCo in relation to the transfer of the Growler Mining Assets, substantially in the form set out in Appendix 14 to the Explanatory Statement.

“Board” means the board of directors of the Plan Company.

“BMO” means the Bank of Montreal.

“Business Day” means any day other than Saturday, Sunday or an English public or bank holiday.

“Canadian Movable Hypothec” means the Canadian Deed of Movable Hypothec dated 25 August 2025 among the Secured Lender, Argo Quebec, and Argo Innovation, under which Argo Quebec and Argo Innovation hypothecated all of their present and future movable property.

“Canadian Security Agreement” means the Canadian general security agreement dated 9 September 2025 between Argo Innovation and Argo Quebec in favour of the Secured Lender, under which Argo Innovation and Argo Quebec granted a security interest in their assets to the Secured Lender.

“Claim” means any and all actions, Proceedings, claims, damages, counterclaims, complaints, liabilities, liens, rights, demands and set-offs, whether present or future, prospective or contingent, whether in this jurisdiction or any other or under any law, of whatsoever nature and howsoever arising, whether in law or in equity, in contract, statute or in tort or any other manner whatsoever, breaches of statutory duty, for contribution, or for interest and/or costs and/or disbursements, whether or not for a fixed or unliquidated amount, whether filed or unfiled, whether asserted or unasserted, whether or not presently known to the parties or to the law, in each case that it ever had, may have or hereafter can, shall or may have.

“Companies Act” means the Companies Act 2006 of the United Kingdom (as amended from time to time).

“Compromised Noteholder Equity” means the amount of New Ordinary Shares to be issued to the Depositary (and held by the Depositary in respect of ADS represented by ADRs, to be issued to the Noteholders) as consideration for a compromise of their claims under the Senior Unsecured Notes and Note Indenture.

“Contribution and Exchange Agreement” means the agreement to be entered into between Growler and Growler USCo in relation to the transfer of the Growler Mining Assets, substantially in the form set out in Appendix 16 to the Explanatory Statement.

“Convening Hearing” means the hearing of the Part 26A application before the Court to consider whether to convene meetings of Plan Participants to vote on the Restructuring Plan, currently listed for hearing on 5 November 2025 at the Companies Court, Royal Courts of Justice, 7 Rolls Building, Fetter Lane, London EC4A 1NL.

“Court” means the High Court of Justice of England and Wales.

“CUSIP” means the nine-character Committee on Uniform Security Identification Procedures numeric or alphanumeric code that uniquely identifies stocks and bonds in the United States and Canada.

“Deeds of Security Release” means:

a)	the English law governed security release in respect of the English Debenture substantially in form set out in Part 1 – Appendix 13 (Deeds of Security Release) of the Explanatory Statement; and

b)	the New York law governed security release in respect of the US Loan and Security Agreement, Canadian Security Agreement and the Canadian Movable Hypothec and the Share Pledge substantially in form set out in Part 2 – Appendix 13 (Deeds of Security Release) of the Explanatory Statement.

“Deposit Agreement” means the deposit agreement dated as of 22 September 2021 among the Company, the Depositary, as depositary, and all holders and beneficial owners from time to time of ADRs evidencing ADSs issued thereunder (as amended from time to time).

“Depositary” means JP Morgan Chase Bank NA.

“Director” means any person who is, or has been at any time, a director, manager, general partner, officer (or equivalent) of the Plan Company.

“DTC” means the Depositary Trust Corporation or any successor thereof.

“English Debenture” means the English law debenture dated 9 September 2025 between the Plan Company (as chargor) and the Secured Lender (as lender), under which the Plan Company granted fixed and floating security over its assets in favour of the Secured Lender.

“Estimated Outcome Statement” means the estimated outcome statement prepared by Kroll Advisory for the purposes of Estimated Returns as set out in the Relevant Alternative Report.

“Estimated Return” means the estimate of the amount that the Estimated Outcome Statement illustrates the relevant Plan Participant would receive in the Relevant Alternative.

“Exchange Agreement” means the agreement to be entered into between Growler, Growler USCo and the Plan Company in relation to the transfer of the shares in Growler USCo to the Plan Company, substantially in the form set out in Appendix 15 to the Explanatory Statement

“Existing Ordinary Shares” means the 721,441,880 issued and outstanding Ordinary Shares.

“Explanatory Statement” means the explanatory statement of the Plan Company pursuant to section 901D of the Companies Act 2006 in relation to this Restructuring Plan, dated on or around 5 November 2025.

“First Supplemental Indenture” means the first supplemental indenture dated 17 November 2021 which supplements the Note Indenture.

“Global Deed of Release” means the global deed of release substantially in the form set out in Appendix 12 to the Explanatory Statement.

“Group” means the Plan Company, Argo Holdings, Argo Innovation, Argo Quebec and Argo Operating US

“Group Company” means any company that is a member of the Group.

“Growler” means the Secured Lender.

“Growler Equity” means 28,857,675,200 New Ordinary Shares to be issued to the Depositary in exchange for the issuance by the Depositary of the Restricted ADSs in respect thereof, to Growler.

“Growler Exit Capital” means the sum of up to US$3,500,000 of new money to be provided to the Group by the Secured Lender (and potentially other third-party investors to be identified by the Secured Lender) as equity that is conditional upon the terms of the Restructuring Plan being implemented prior to the Longstop Date and in accordance with the Plan Steps.

“Growler Facility” means multi-draw term loan in the aggregate maximum amount of US$7,500,000 between the Secured Lender, the Plan Company and the Guarantor Subsidiaries, secured by the Growler Security.

“Growler Mining Assets” means the 4,225 miners, ancillary electrical equipment (including transformers, switches and cabling) located at Growler’s Alabama facility and a number of power contracts and hosting agreements which are essential to the operation of its facilities.

“Growler Security” means the English Debenture, the US Loan and Security Agreement, the Share Pledge, the Canadian Security Agreement and the Canadian Movable Hypothec.

“Growler USCo” means Growler USCo, Inc., a company to be incorporated as a wholly owned subsidiary of Growler that, following implementation of Plan Step 4, will own the legal and beneficial right, title and interest in the Growler Mining Assets.

“Guarantor Subsidiaries” means each of Argo Innovation, Argo Quebec, Argo Holdings and Argo Operating US in their capacity as guarantors of the Growler Facility.

“Independent Valuer” means HaysMac LLP.

“Information Agent” means Kroll Issuer Services Limited.

“Insolvency Act” means the Insolvency Act 1986 (as amended from time to time).

“Insolvency Rules” means the Insolvency Rules 2016 (as amended from time to time).

“Kroll Advisory” means Kroll Advisory Limited.

“Legal Process” means any procedural action, statutory action or self-remedy action (whether by way of demand, legal proceeding, alternative determination process (including an expert determination process), the levying of distress, execution of judgement, any petition for the winding-up or liquidation of the Plan Company or otherwise).

“Liability” means any debt, action, obligation, claim, penalty, or any other liability whatsoever (being a liability to pay refund or otherwise discharge in money or money’s worth) and whether it is present or future, certain or contingent, whether known or unknown, whether its amount is fixed or liquidated or is capable of being ascertained by fixed rules or as a matter of opinion, including any liability under any enactment (in England and Wales or in any other jurisdiction) and any liability in contract, tort or bailment or arising out of an obligation to make restitution or in any other manner. For the avoidance of doubt, where any contract is void or, being voidable, has been duly avoided, no obligation or liability shall arise in respect of such contract and to the extent that it does, it shall constitute a Liability for the purposes of this definition.

“Longstop Date” means 7 (seven) calendar days from the Plan Effective Date.

“London Stock Exchange” means London Stock Exchange PLC.

“New ADS” means an American Depositary Share, to be issued following the Ratio Change, each of which represents two thousand, one hundred and sixty Ordinary Shares in the Plan Company and is evidenced by an ADR.

“New Ordinary Shares” means the new Ordinary Shares to be allotted and issued shortly after the Sanction Hearing.

“Note Indenture” means the New York governed indenture dated 17 November 2021 in respect of the Senior Unsecured Notes and the First Supplemental Indenture executed in connection therewith.

“Note Trustee” means Wilmington Savings Fund Society, FSB of WSFS Bank Center, 500 Delaware Avenue, 11th Floor, Wilmington, Delaware 19801, in its capacity as trustee under the Note Indenture.

“Noteholder” means the creditors in respect of the Senior Unsecured Notes issued by the Plan Company, including the Note Trustee and including those persons being the ultimate beneficial owners of the Senior Unsecured Notes and who are contingent creditors in respect of those Senior Unsecured Notes.

“Notice of Claim” means, with respect to a Plan Claim, the notice of claim substantially in the form set out in the Explanatory Statement.

“Ordinary Share” means an ordinary share of £0.001 each in the Plan Company.

“Plan Claim” means the Claims owed to the Plan Participants arising in respect of or in connection with the Senior Unsecured Notes, the Growler Facility and/or the Ordinary Shares.

“Plan Company” means Argo Blockchain PLC, a public limited company incorporated in England and Wales with company number 11097258.

“Plan Company’s Solicitors” means Fladgate LLP with company number OC334334 whose registered office is at 16 Great Queen Street, London, WC2B 5DG (Reference: JPW/33166.0027).

“Plan Conditions” means each of the following conditions:

a)	the Plan Effective Date has occurred;

b)	each Restructuring Document has been executed by the parties to it and it has been delivered to the Plan Company to be held in escrow by the Plan Company (or its legal advisers on its behalf) until the Plan Implementation Date; and

c)	each of the Plan Steps 1 to 6 have been completed.

“Plan Effective Date” means the date on which a copy of the Sanction Order is delivered to the Registrar of Companies.

“Plan Effective Date Notice” means the notice informing the Plan Participants that the Plan Effective Date has occurred.

“Plan Implementation Date” means the date on which all Plan Conditions have been satisfied.

“Plan Implementation Date Notice” means the notice informing Plan Participants that the Plan Implementation Date has occurred.

“Plan Meetings” means the meetings of Plan Participants to be convened on or around 2 December 2025 as ordered at the Convening Hearing.

“Plan Participants” means the Secured Lender, the Noteholders and the Shareholders, and “Plan Participant” shall mean any one of them.

“Plan Related Event” means:

a)	the announcement, issue or making, sanction or coming into effect of this Restructuring Plan and/or any other actions or steps taken in relation to it, including steps or actions taken by any Plan Participant in accordance with their rights under this Restructuring Plan;

b)	the application for the Convening Hearing or the Sanction Hearing for this Restructuring Plan and any orders made by the Court at either of those hearings;

c)	any Group Company: (i) being, or being deemed to be, insolvent or unable to pay its debts as they fall due by virtue of this Restructuring Plan, or (ii) having proposed, or being deemed to have proposed, or made an arrangement or compromise with its creditors by virtue of this Restructuring Plan; or

d)	any cross-default provision triggered as a result of any of the matters referred to in paragraphs (a) to (c) (inclusive) above.

“Plan Steps” means each of the steps set out in Schedule 1 to this Restructuring Plan.

“Plan Steps Completion Time” means the time at which the Plan Steps 1 to 6 have been completed and Plan Participants are informed of the Plan Implementation Date having occurred.

“Plan Website” means https://deals.is.kroll.com/argo.

“Practice Statement” means the Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006) dated 26 June 2020.

“Proceedings” means any form of proceedings in any jurisdiction or forum including, without limitation, any legal proceedings, demand, arbitration, alternative dispute resolution, procedure, judicial review, adjudication, mediation, execution, seizure, distraint, forfeiture, re-entry, enforcement of judgment or award or enforcement of any security or any steps taken for the purpose of creating or enforcing a lien.

“Ratio Change” means a change in the ratio of the ADSs to the Ordinary Shares from the current 1:10 ratio to 1:2160 (as set out in the Plan Steps).

“Record Time” means 5.00 p.m. New York (ET) / 9:00 p.m. London (GMT) time on 12 November 2025, being the date by which the Plan Participants’ entitlements to vote in the Restructuring Plan shall be assessed.

“Registrar of Companies” means the Registrar of Companies in England and Wales.

“Released Person” means: (a) the Plan Company; (b) the Guarantor Subsidiaries; (c) each Adviser; (d) Growler and its affiliates (including without limitation Growler Lending, LLC), subsidiaries and each of their respective attorneys and advisers, successors and assigns; (e) Luther S. Pate, IV; (f) Compass Point Research & Trading LLC and its executives, officers and current employees; (g) the Note Trustee; and (h) each director, current manager and current employees of the Note Trustee.

“Relevant Alternative” has the meaning given to that term in the Explanatory Statement.

“Relevant Alternative Report” means the report prepared by Kroll Advisory estimating the financial return to the Plan Participants in the Relevant Alternative as set out in the Explanatory Statement.

“Restricted ADS” means New ADSs to be issued pursuant to the Restricted Issuance Agreement.

“Restricted Issuance Agreement” means the restricted issuance agreement to be entered into among the Plan Company, the Depositary (as depositary) and all holders of and beneficial owners from time to time of restricted ADRs evidencing restricted New ADSs issued thereunder.

“Restructuring” means the wider restructuring of the Group which is proposed pursuant to this Restructuring Plan and the Restructuring Documents.

“Restructuring Documents” means:

a)	this Restructuring Plan;

b)	the Global Deed of Release;

c)	the Deeds of Security Release;

d)	any document identified as required in the Plan Steps or such additional documents that may be required to give effect to the Plan Steps including the Contribution and Exchange Agreement, the Assignment and Assumption Agreement and the Exchange Agreement; and

e)	any other document, agreement or instrument necessary or desirable to implement this Restructuring Plan, and any transactions contemplated thereby (including, for the avoidance of doubt, satisfaction of any conditions precedent and conditions subsequent in connection therewith), provided that, subject to Clause 13.3 (Restrictions on amendments), the relevant forms may be amended by the Plan Company’s Solicitors to:

(i)	complete any blanks (including, without limitation, any dates, times, notice provisions or legal entity names), lists of parties and/or signature blocks;

(ii)	make any other minor mechanical or technical amendments which would not have an adverse effect on the interests of the Plan Company or the Plan Participants;

(iii)	ensure that they are legal, valid, binding and enforceable upon the parties to them in accordance with this Restructuring Plan; and/or

(iv)	take into account any modification of, or addition to, this Restructuring Plan or the Restructuring Documents approved or imposed by the Court.

“Restructuring Plan” means this restructuring plan proposed by the Plan Company under Part 26A of the Companies Act in its present form or with or subject to any modifications, additions or conditions approved or imposed by the Court or approved in accordance with the terms of this Restructuring Plan.

“Rule 9 Circular” means the circular to Shareholders in connection with the Rule 9 Waiver to be sent to Shareholders shortly after the Convening Hearing.

“Rule 9 Obligation” means the Secured Lender’s obligation under Rule 9 of the Takeover Code to make a mandatory offer to all holders of Ordinary Shares which would otherwise arise as a result of the issue of interests in New Ordinary Shares to Growler pursuant to this Restructuring Plan.

“Rule 9 Waiver” means a waiver of the Rule 9 obligations.

“Sanction Hearing” means the hearing of the Court to consider the sanctioning of the Restructuring Plan under section 901F of the Companies Act.

“Sanction Order” means the order of the Court following the Sanction Hearing sanctioning the Restructuring Plan.

“Secured Lender” means Growler Mining Tuscaloosa, LLC, an Alabama limited liability company.

“Securities Act” means the U.S. Securities Act of 1933.

“Senior Unsecured Notes” means the loan notes with international security identification number (ISIN) US0401262037 (CUSIP: 040126203) being the USD 40,000,000 8.75% senior notes due on 30 November 2026.

“Share Pledge” means the pledge agreement dated 9 September 2025 between the Plan Company (as borrower), Argo Holdings, Argo Operating US and Argo Innovation (as pledgors) and Growler (as lender).

“Shareholders” means the registered holders of Existing Ordinary Shares as at the Record Time.

“Takeover Code” means the UK City Code on Takeovers and Mergers published by the Takeover Panel (as amended from time to time).

“Takeover Panel” means the UK Panel on Takeover and Mergers.

“US Loan and Security Agreement” means the New York law governed loan and security agreement dated 9 September 2025 between the Plan Company (as borrower), the Guarantor Subsidiaries and Growler (as lender).

1.2	In this Restructuring Plan, unless the context otherwise requires or otherwise expressly provides:

1.2.1	this Restructuring Plan shall include the Schedules to this Restructuring Plan;

1.2.2	any “person” shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

1.2.3	any “agreement” or “instrument” is a reference to that agreement or instrument as amended, supplemented, novated or restated;

1.2.4	“guarantee” shall include any guarantee, letter of creditor, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness or obligation or any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness or maintain its solvency;

1.2.5	any “person” shall be construed so as to include its successors in title, permitted assignees and permitted transferees;

1.2.6	a “person” includes any person, firm, company, corporation, government, state or agency of a state or any joint venture, association, trust or partnership (whether or not having separate legal personality) of two or more of the foregoing;

1.2.7	a provision of law is a reference to that provision as amended or re-enacted;

1.2.8	a time of day is a reference to London time;

1.2.9	any gender includes a reference to the other genders;

1.2.10	“includes”, “included” and “including” shall be construed without limitation;

1.2.11	words importing the singular shall include the plural equivalent and vice versa;

1.2.12	references to US$ denote the lawful currency of the United States of America;

1.2.13	references to £ and sterling denote the lawful currency of the United Kingdom;

1.2.14	a clause, a subclause, paragraph or a schedule is a reference to a clause or subclause of, or a schedule to, this Restructuring Plan; and

1.2.15	section, clause and schedule headings are for ease of reference only.

2.	EFFECTIVENESS OF THIS RESTRUCTURING PLAN

2.1	The compromises, arrangements and/or releases effected by this Restructuring Plan shall apply to all Plan Claims as set out below and bind all Plan Participants with effect from the Plan Implementation Date. Accordingly, the compromises, arrangements and releases made pursuant to this Restructuring Plan with, by or to any Plan Participant as from the Plan Implementation Date shall be in full and final settlement of any Plan Claims of a Plan Participant.

2.2	Any reference to a discharge, release, and/or compromise of a Plan Participant’s Liability or Claim under this Restructuring Plan shall be deemed to apply equally to any such Liability or Claim as it relates to the Plan Company and each of the Guarantor Subsidiaries. Each such Liability or Claim shall be discharged, released, and/or compromised with effect from the Plan Implementation Date. Accordingly, all Claims and Liabilities of the Plan Participant against the Plan Company and any member of the Guarantor Subsidiaries shall be compromised pursuant to the terms of this Restructuring Plan.

2.3	With effect from the Plan Implementation Date all of the rights, title and interests of Plan Participants with respect to all Plan Claims shall be subject to the compromises and arrangements set out in this Restructuring Plan.

2.4	The compromises and arrangements effected by this Restructuring Plan and the relevant Restructuring Documents shall be binding on each Plan Participant and its successors, permitted transferees and permitted assignees.

3.	EFFECTIVE TIME

3.1	Clauses 1, 2, 5 and 8 of this Restructuring Plan shall become effective on the Plan Effective Date. All other Clauses of this Restructuring Plan shall be effective on and from the Plan Implementation Date.

3.2	Upon the occurrence of the Plan Effective Date, the Plan Company (through the Information Agent) shall distribute the Plan Effective Date Notice in accordance with Clause 18.3 (Notices by the Information Agent or the Plan Company) and shall publish the Plan Effective Date Notice on the Plan Website.

3.3	Upon the occurrence of the Plan Steps Completion Time, the Plan Company (through the Information Agent) shall distribute the Plan Implementation Date Notice in accordance with Clause 18.3 (Notices by the Information Agent or the Plan Company) and shall publish the Plan Implementation Date Notice on the Plan Website.

4.	PLAN STEPS

4.1	With effect from the Plan Effective Date and before the expiry of the Longstop Date, the Plan Steps shall be completed and shall become effective in order to effect the Plan Implementation Date and implement the terms of this Restructuring Plan.

4.2	If the Plan Steps have not been completed by the expiry of the Longstop Date, then none of the Plan Steps shall occur and any actions set out in Clauses 5.1 and 6 shall, to the extent legally possible, be of no effect, and the execution, delivery or release of any deed, document or agreement in accordance with or pursuant to the Restructuring Plan shall (insofar as legally possible) be rescinded and shall be deemed never to have become effective and each Plan Participant and the Plan Company shall execute such documents and perform such acts and things as may be required in order to undo that which has been done.

5.	COMPROMISE AND ARRANGEMENTS WITH PLAN PARTICIPANTS

Growler in its own capacity and as Secured Lender

5.1	In return for the compromises and arrangements set out in Clause 6.2 below, the Growler Facility shall be equitised in its entirety under this Restructuring Plan and, by the Plan Implementation Date, the Secured Lender shall provide the Growler Exit Capital and contribute the shares in Growler USCo as more fully particularised and detailed in the Plan Steps.

5.2	On the Plan Implementation Date, subject to the terms of this Restructuring Plan:

5.2.1	all rights, title and interests of the Secured Lender under or in relation to the Growler Facility (including any guarantees or security granted by the Plan Company or the Guarantor Subsidiaries in respect thereof) and in relation to any Claims or Liabilities which arise in connection with the Growler Facility shall be fully and absolutely, irrevocably and unconditionally released and discharged and shall be treated as so released and discharged by operation of this Restructuring Plan and without any action on the part of the Secured Lender, in each case so as to bind the Secured Lender, and any person who has or has ever acquired any interest in or arising out of a Plan Claim or Liability arising in connection with the Growler Facility; and

5.2.2	in return for the compromise set out at Clause 5.2.1 above, and the arrangement outlined at Clause 5.1, Growler shall be entitled to receive interests in New Ordinary Shares in the Plan Company equating to an 87.5% interest in the entire issued share capital of the Plan Company as at the Plan Implementation Date which will be held by way of ADRs representing Restricted ADSs issued by the Depositary.

Noteholders

5.3	On the Plan Implementation Date, subject to the terms of this Restructuring Plan:

5.3.1	all rights, title and interests of the Noteholders arising under the Senior Unsecured Notes, the Note Indenture or to any Claims or Liabilities as arise in connection with the Noteholders’ claims under the Senior Unsecured Notes (including any beneficial interest in the Senior Unsecured Notes and any right to accrued interest (whether capitalised or not) as well as principal in the Senior Unsecured Notes) or the Note Indenture shall be fully and absolutely, irrevocably and unconditionally released and discharged and shall be treated as so released and discharged by operation of this Restructuring Plan and without any action on the part of the Noteholders or the Note Trustee, in each case so as to bind the Note Trustee, the Noteholders, and any person who has or has ever acquired any interest in or arising out of a Plan Claim or Liability arising in connection with the Senior Unsecured Notes or the Note Indenture;

5.3.2	the Note Trustee shall be authorised and permitted to take all actions required to reflect and release and discharge of the aforesaid Claims and Liabilities on the books and records of the Note Trustee; and

5.3.3	in return for the compromise set out at Clause 5.3.1 above, the Noteholders shall be entitled to receive interests in New Ordinary Shares in the Plan Company equating to a 10% interest of the entire issued share capital in the Plan Company as at the Plan Implementation Date which will be held by way of ADRs representing New ADSs issued by the Depositary.

Shareholders

5.4	The Shareholders comprise the registered holders of Existing Ordinary Shares.

5.5	Shareholders are a Plan Participant by virtue of Section 901C(3) of the Companies Act and are included as a Plan Participant as their Existing Ordinary Shares are being diluted as a result of the compromises and arrangements outlined at Clauses 5.2 and 5.3 above.

5.6	Any statutory or other rights of pre-emption held by the Shareholders in relation to the issue of New Ordinary Shares under this Restructuring Plan (to the extent such rights of pre-emption are applicable or not exempt), or other Claims by the Shareholders or Liabilities of the Company to the Shareholders arising in connection with or under the compromises, releases, issuances of New Ordinary Shares or other provisions of this Restructuring Plan, shall be fully and absolutely, irrevocably and unconditionally released and discharged and shall be treated as so released and discharged by operation of this Restructuring Plan and without any action on the part of the Shareholders, in each case so as to bind the Shareholders and any person who acquired any interest in or arising out of a Plan Claim or Liability arising in connection with the Existing Ordinary Shares after the Record Time.

5.7	In return for the dilution of their rights in connection with or under the Existing Ordinary Shares pursuant to Clause 5.6 and their rights being affected by virtue of the compromises set out at Clauses 5.2 and 5.3 above, the Shareholders shall retain and be entitled to retain 2.5% of the entire issued share capital of the Plan Company as at the Plan Implementation Date.

6.	FRACTIONAL ENTITLEMENTS

6.1	To the extent that:

6.1.1	any ADR Holder is, as a result of the change to the ADS to the Ordinary Shares ratio from the current 1:10 ratio to an anticipated 1:2160 (as set out in the Plan Steps), left with a fractional interest entitlement to a New ADS; or

6.1.2	any Noteholder is entitled to a fractional interest in a New ADS pursuant to Clause 5.3.3,

DTC shall liquidate the aggregate of all fractional interests to News ADSs and distribute the sale proceeds of such liquidation on a pro rata basis to the applicable beneficiary of the fractional New ADS, subject to deduction of Depositary transaction fees.

6.2	In the event that the Ratio Change described in Clause 6.1 above results in the relevant Plan Participant or ADR Holder not receiving a distribution of sale proceeds referred to in Clause 6.1, then Growler will make available the sum of US$1 to that relevant Plan Participant or ADR Holder for all such interests in New ADSs.

6.3	Growler shall, on the Plan Implementation Date, make available to the Plan Company a fund for the benefit of the Plan Participants and ADR Holders that have received or may receive no distribution as a result of any liquidation arising under Clause 6.1 above. All monies paid by Growler to the Plan Company shall be held by the Plan Company on trust for the relevant Plan Participants or ADR Holders for a period of 12 months from and including the Plan Implementation Date.

6.4	In order for an affected Plan Participant or ADR Holder to receive a payment arising under Clause 6.2 above, the relevant Plan Participant or ADR Holder must notify the Plan Company within 12 months of the Plan Implementation Date, providing such information as the Plan Company may reasonably require to verify that the relevant Plan Participant or ADR Holder received no benefit from the liquidation of any fractional entitlement as set out in Clause 6.1 above.

6.5	The Plan Company shall determine, in its sole discretion, whether or not any sums have been paid to the relevant Plan Participant or ADR Holder following a liquidation of any fractional entitlement under Clause 6.1 above. In the event of no payment being received by the Plan Participant or ADR Holder under Clause 6.1 then the relevant Plan Participant or ADR Holder shall be entitled to claim from the monies made available by Growler and held by the Plan Company which are held on trust with the parties agreeing, acting reasonably, the method of transfer of the US$1.

6.6	The Plan Company will make payment to the relevant Plan Participants or ADR Holders who received no benefit from the liquidation of any fractional entitlement as set out in Clause 6.1 where the Plan Company determines that such Plan Participant or ADR Holder has a valid claim, as soon as reasonably practicable on a rolling basis prior to the expiry of a 13-month period beginning on the Plan Implementation Date. Any funds remaining following such period shall be unconditionally and irrevocably released to the Plan Company.

7.	EXECUTION OF RESTRUCTURING DOCUMENTS, IMPLEMENTING THE PLAN STEPS AND POWER OF ATTORNEY

7.1	Subject to Clause 7.2 and 7.6, on and from the Plan Effective Date, in consideration for the rights provided to the Plan Participants under this Restructuring Plan and notwithstanding any term of any relevant document, each Plan Participant hereby appoints, and shall for all purposes be treated as having appointed, the Plan Company as its attorney and agent and irrevocably authorises, directs, instructs and empowers the Plan Company (represented by any duly authorised representative) to enter into, execute and deliver (whether as a deed or otherwise) with effect from the Plan Effective Date, for and on behalf of such Plan Participant, the Restructuring Documents to which the Plan Participants, or any of them, are named as a party under the terms of the Restructuring Plan and, if applicable, complete, date and release such Restructuring Documents, and any other document referred to, contemplated by or ancillary to any of the foregoing.

7.2	Any document signed or executed by the Plan Company, or action taken on behalf of that Plan Participant:

7.2.1	will not become effective prior to the Plan Implementation Date; and

7.2.2	will become effective in accordance with its terms and this Restructuring Plan whereupon it shall become irrevocably and unconditionally binding on all Plan Participants.

7.3	Each Plan Participant hereby acknowledges and agrees that any action taken by the Plan Company in accordance with this Restructuring Plan will not constitute a breach of any agreement or document governing the terms of any Plan Claim.

7.4	The authority and power granted and conferred on the Plan Company under Clause 7.1 shall be treated, for all purposes whatsoever and without limitation, as having been granted and conferred by deed and the Plan Company shall be entitled to delegate authority granted and conferred by Clause 7.1 to any duly authorised officer or agent of the Plan Company as necessary.

7.5	Notwithstanding any other provision of this Restructuring Plan, each Plan Participant agrees to and shall be bound by and shall comply with, and shall for all purposes be treated as having agreed to and to having been bound by, this Restructuring Plan and each applicable Restructuring Document after it has been executed by the Plan Company on its behalf in accordance with this Clause 7.5.

7.6	With effect on and from the Plan Effective Date up to the earlier of either the Plan Implementation Date or the Longstop Date, each Plan Participant irrevocably authorises, directs, instructs and empowers the Plan Company in respect of any Restructuring Document or as reasonably required to implement the Plan Steps or the terms of this Restructuring Plan to:

7.6.1	agree on its behalf any amendments or additional documents which the Plan Company may deem necessary or desirable in order to correct any manifest error or otherwise is required to give effect to the Restructuring Documents, the terms of the Restructuring Plan or the Plan Steps;

7.6.2	complete any blanks and make any other minor or technical amendments that would not have an adverse effect on the interests of the Plan Company or the Plan Participants; and

7.6.3	make or agree amendments to take into account any modification of, or addition to, this Restructuring Plan or the Restructuring Documents approved or imposed by the Court,

provided at all times that none of the above steps or amendments impose on a Plan Participant an obligation or compromise not contained in or contemplated by the Restructuring Plan.

7.7	Once a Restructuring Document or any document required to give effect to the Plan Steps has been fully executed, dated and released (and, if applicable, delivered) with effect from the Plan Implementation Date, the authority granted by each Plan Participant to the Plan Company under this Clause 7.7 shall expire automatically in respect of that Restructuring Document at that time and, thereafter, that Restructuring Document may be amended only in accordance with its terms. Any remaining authorities granted by the Plan Participants to the Plan Company under this Clause 7.7 shall terminate upon the occurrence of the Plan Implementation Date.

8.	WAIVER AND MORATORIUM AND COVENANT NOT TO SUE

8.1	Waiver and covenant not to sue

With effect from the Plan Implementation Date:

8.1.1	Each Plan Participant ratifies and confirms everything which the Plan Company may do or cause to be done in accordance with any authority conferred by this Restructuring Plan and ratifies any actions which the Plan Company takes to give effect to the Restructuring Plan and Plan Steps.

8.1.2	Each Plan Participant irrevocably and unconditionally waives and releases the Plan Company, any member of the Group, and/or the Note Trustee from any breaches or defaults of any terms of the Senior Unsecured Notes, the Note Indenture or the Growler Facility (or any other document governing the terms of the Senior Unsecured Notes, the Growler Facility) that may have arisen and are continuing as at the Plan Implementation Date or that may arise thereafter in either case as a result of:

(a)	the Plan Company and/or any member of the Group, and/or the Note Trustee not complying with any obligation arising under the Senior Unsecured Notes, the Note Indenture, the Growler Facility or the Existing Ordinary Shares; or

(b)	a Plan Related Event.

8.1.3	Each Plan Participant waives, releases and discharges each and every Claim that any Plan Participant (and any of their affiliates, related funds or any of their respective officers, directors, employees, agents, advisers or Representatives) may have against any Released Person in each case in relation to, or in connection with, or by reason of, or resulting directly or indirectly from that Released Person’s participation in any steps and/or actions taken or omissions occurring in connection with:

(a)	the preparation, discussions (including participation in any discussions and negotiations with stakeholders of the Group in any capacity), negotiation, sanction, execution, implementation, recognition, performance or defence in connection with the Restructuring Plan, an enforcement of the Growler Facility, the Senior Unsecured Notes, the Note Indenture or the Existing Ordinary Shares, the Plan Claims, the Restructuring Documents, or any other consideration or entitlements provided under the Restructuring Plan and any contingent and unliquidated breach of contract and/or tort claims which are or may become the subject of Proceedings before any court of competent jurisdiction in any jurisdiction in relation thereto; and

(b)	any aspect of the dealings or relationships between or among the Plan Company, a Plan Participant, on the one hand, and any Released Person, on the other hand, relating to any or all of the matters, documents, transactions, actions or omissions referenced in this Clause 8.

8.1.4	No relevant Plan Participant may, or shall be entitled as a result of any of the events referred to in Clause 8.1.1, 8.1.2 or 8.1.3 above, to (whether by way of Legal Process or otherwise):

(a)	impose more onerous terms or conditions (including, but not limited to, higher interest payments, charges and/or changes to payment terms);

(b)	enforce any other contractual or other right that they may have in their capacity as Plan Participants in respect of the Senior Unsecured Notes, the Note Indenture, the Growler Facility or the Existing Ordinary Shares (as the case may be);

(c)	place the Plan Company and/or any member of the Group into liquidation, administration or any analogous proceedings in any jurisdiction; or

(d)	enforce any terms of the Senior Unsecured Notes, the Note Indenture, the Growler Facility or the Existing Ordinary Shares (as the case may be) that may have existed immediately prior to any variation or modification thereof as a result of this Restructuring Plan, and any Plan Participant that has commenced or completed any Legal Process or other action which falls within Clauses 8.1.4(a) to (d) above shall immediately discontinue, and agrees and acknowledges that it will immediately discontinue, such Legal Process or other action, and (if applicable) consent to any application by the Plan Company and/or any member of the Group for relief against any such process or action; and

8.2	Enforcement of unmodified rights

8.2.1	Save as provided in Clause 8.1 (Waiver and covenant not to sue) above, nothing in this Clause 8 (Waiver and Moratorium and covenant not to sue) shall prejudice the rights enjoyed by the Existing Ordinary Shares to the extent not modified by this Restructuring Plan.

8.2.2	For the avoidance of doubt, and without limitation, the rights of any Plan Participant against third parties are fully reserved and unaffected by this Restructuring Plan, except so far as necessary for the purposes of releasing the Plan Company and the Group from any Liability pursuant to the terms of this Restructuring Plan.

8.3	Enforcement of modified rights

Nothing in this Clause 8 (Waiver and Moratorium) shall prejudice the enforcement of: (a) any rights or remedies enjoyed by a Plan Participant in relation to any terms of the Senior Unsecured Notes, the Note Indenture, the Growler Facility or the Existing Ordinary Shares as modified or varied by this Restructuring Plan, (b) any such rights or remedies under the terms of the Senior Unsecured Notes, the Note Indenture, the Growler Facility or the Existing Ordinary Shares which has reverted to its normal terms in place immediately prior to the effectiveness of this Restructuring Plan, in accordance with this Restructuring Plan (including, for the avoidance of doubt, terms or covenants, assignments or guarantees as against third parties), and (c) any rights under this Restructuring Plan, and for these purposes, nothing shall prevent any action being taken as a consequence of non-payment of any amount when due under this Restructuring Plan.

8.4	Discontinuation of Legal Process

If a Plan Participant has commenced or completed any Legal Process in relation to a matter which falls under Clause 8.1 (Waiver and covenant not to sue), such Plan Participant agrees and acknowledges that it will discontinue such Legal Process and (if applicable) consent to any application by the Plan Company and/or any member of the Group for relief from such process or action or any analogous process to a Legal Process in any jurisdiction.

8.5	Injunctive relief and damages an inadequate remedy

Each Plan Participant agrees that:

8.5.1	damages for breach of this Clause 8 would be an inadequate remedy and consents to the Plan Company seeking specific performance and/or injunctive relief to restrain any such breach; and

8.5.2	waives any requirement for the Plan Company to provide a cross-undertaking for damages in respect of any injunctive relief which the Plan Company seeks to restrain a breach of this Clause 8.

9.	RELEASES IN CONNECTION WITH THE RESTRUCTURING PLAN

9.1	With effect on and from the Plan Implementation Date: (a) the Global Deed of Release shall be dated and become effective; and (b) to the extent not already done so pursuant to and subject to the terms of the Global Deed of Release, each Plan Participant (in its capacity as such) irrevocably and unconditionally, fully and finally, waives and releases and forever discharges any and all actions proceedings, Claims, damages, counterclaims, complaints, liabilities, liens, rights, demands and set-offs, whether present or future, prospective or contingent, whether in this jurisdiction or any other or under any law, of whatsoever nature and howsoever arising, whether in law or in equity, in contract (including but not limited to breaches or non-performances of contract), statute or in tort (including but not limited to negligence and misrepresentation) or any other manner whatsoever, breaches of statutory duty, for contribution, or for interest and/or costs and/or disbursements, whether or not for a fixed or unliquidated amount, whether filed or unfiled, whether asserted or un-asserted, whether or not presently known to the parties or to the law, in each case that it ever had, may have or hereafter can, shall or may have arising out of actions, omissions or circumstances on or prior to the Plan Implementation Date against each Released Person, in relation to or arising out of or in connection with a Released Person’s participation, acts or omissions in the preparation, negotiation, sanction, execution or implementation of the Restructuring Plan, the Restructuring Documents and/or the Restructuring.

9.2	Clause 9.1 shall not: (a) impair, prejudice or waive any rights of any Plan Participant arising under or in connection with this Restructuring Plan or any Restructuring Document or any finance document arising under the Growler Facility (as modified by the Restructuring Plan or the Restructuring); (b) apply to any Claim or Liability in respect of fraud, gross negligence or wilful misconduct by any Released Person; or (c) impair, prejudice or waive any rights of any Plan Participant against any Adviser arising under, or relating to, a duty of care owed to such Adviser’s client or arising under a duty of care to another person which has been specifically and expressly accepted or acknowledged in writing by that Adviser.

10.	THIRD PARTIES

10.1	Nothing in this Restructuring Plan shall, except so far as is expressly contemplated pursuant to the terms of this Restructuring Plan (including, for the avoidance of doubt Clause 6 (Fractional Entitlements) and steps taken in the Plan Steps that may impact an ADR Holder), affect, and is not otherwise intended to affect, the Liabilities of any person other than the Plan Company, each Released Person and/or the Group and the rights of any person other than the Plan Company and the Group save for their rights against the Plan Company and the Group.

11.	FULL AND FINAL SETTLEMENT

11.1	Upon the Plan Implementation Date, the provisions of this Restructuring Plan shall constitute a compromise of all Plan Participants’ Claims and any corresponding Liabilities which have been modified under the terms of this Restructuring Plan. Accordingly, the compromises and arrangements made pursuant to this Restructuring Plan, to any Plan Participant, shall be in full and final settlement of any such Claims and Liabilities.

11.2	For the avoidance of doubt, Clause 8 (Waiver and Moratorium) provides that Plan Participants may enforce their rights under this Restructuring Plan, including under the Senior Unsecured Notes, the Note Indenture, the Growler Facility or the Existing Ordinary Shares as modified and varied by this Restructuring Plan and/or for any non-payment of any amount when due under this Restructuring Plan.

12.	NO WARRANTIES OR REPRESENTATION

Neither the Directors nor the Plan Company give any warranties and they make no representations in relation to the information contained in this Restructuring Plan and its schedules.

13.	MODIFICATION OF THIS RESTRUCTURING PLAN

13.1	Modifications pre-sanction

The Plan Participants hereby agree that the Plan Company may, at any Court hearing to sanction this Restructuring Plan, consent on behalf of itself and all of its Plan Participants and anyone else concerned to any modification of, or addition to, this Restructuring Plan or any terms or conditions which, in each case, the Court may think fit to approve or impose which is necessary for the implementation of the Restructuring, provided that such modification, addition, term or condition does not have a material adverse effect on the rights of the Plan Participants, or any of them, under this Restructuring Plan.

13.2	Non-material variations

13.2.1	Subject to Clause 13.3 (Restrictions on amendments) below, the Plan Company will have the power at any time after the Plan Effective Date, if it considers it expedient to do so, to vary the provisions of this Restructuring Plan, provided such variations do not materially alter the effect or economic substance of this Restructuring Plan.

13.2.2	The Plan Company shall inform the Plan Participants of any such variations and such variations shall be binding on the Plan Participants and this Restructuring Plan shall be modified accordingly.

13.3	Restrictions on amendments

Subject to Clause 7, no amendment or variation to this Restructuring Plan or the form of a Restructuring Document as appended to or made available in connection with the Explanatory Statement shall be made or consented to by the Plan Company pursuant to this Clause 13 (Modification of this Restructuring Plan) or the definition of “Restructuring Document” in Clause 1.1 if it could be reasonably be expected, directly or indirectly to:

13.3.1	have a materially adverse effect on the rights or interests of a Plan Participant (taking into account for this purpose only its rights and interests as a Plan Participant) or Note Trustee unless such Plan Participant’s or Note Trustee’s consent is obtained, as applicable;

13.3.2	impose any additional or new obligation on any Plan Participant or Note Trustee unless such Plan Participant’s or Note Trustee’s consent is obtained, as applicable; or

13.3.3	be inconsistent in any material respect with the restructuring described in and contemplated by the Explanatory Statement (unless such amendment or variation does not have a materially adverse effect on the rights or interests of any Plan Participant or, if such amendment or variation does materially adversely affect a Plan Participant, each such Plan Participant has consented to such amendment or variation). For the avoidance of doubt, on and from the date on which a Restructuring Document is effective in accordance with its terms, amendments and variations to that Restructuring Document shall be made in accordance with the terms of that Restructuring Document.

14.	SET-OFF

The equivalent rules of set-off as they would be applied in a liquidation of the Plan Company shall apply in respect of any payments made in accordance with the terms of this Restructuring Plan.

15.	RECORD TIME

All Plan Claims shall be determined by the Information Agent, on behalf of the Plan Company, as at the Record Time.

16.	ASSIGNMENTS

Without prejudice to Clause 14 (Set-Off), the Plan Company shall not be under any obligation to recognise any assignment or transfer of Plan Claims that occurs in the period after the Record Time up to the Plan Implementation Date, provided that, where the Plan Company has received from the relevant parties written notice of such assignment or transfer, the Plan Company may in its absolute discretion and subject to such evidence as it may reasonably require, agree to recognise such assignment or transfer, subject to the assignee or transferee agreeing to be bound by the terms of this Restructuring Plan and to be treated as a Plan Participant for the purposes of this Restructuring Plan (and references to Plan Participants in this Restructuring Plan shall accordingly include any person to whom a Plan Participant has transferred its rights in respect of its Plan Claim after the Record Time where such transfer is recognised by the Plan Company in accordance with this Clause 16).

17.	COMPLETION OF THIS RESTRUCTURING PLAN

The implementation and operation of this Restructuring Plan shall be deemed to be completed at the Plan Implementation Date.

18.	NOTICE

18.1	Notices to the Plan Company

A notice to be given to the Plan Company:

18.1.1	must be given in writing;

18.1.2	may be sent by post or by email and may be delivered as aforesaid but shall only be deemed delivered:

(a)	in the case of post, upon actual receipt, provided that if such receipt occurs on a day that is not a Business Day, or after 5:30 p.m. (London time) on any Business Day, such notice shall be deemed to have been received at 9:30 a.m. (London time) on the next Business Day; and

(b)	in the case of email, upon being sent; and

18.1.3	must be addressed to the Plan Company at:

Address:	Eastcastle House, 27-28 Eastcastle Street, London W1W 8DH, England

Email:	ir@argoblockchain.com

18.2	Language

A notice shall be expressed in the English Language.

18.3	Notices by the Information Agent or the Plan Company

Any notice given under this Restructuring Plan by the Information Agent or Plan Company to any person shall be sufficiently delivered by posting the same by first class or airmail post or leaving the same at the address of such person last known to the Plan Company, or if an electronic address is provided in a Notice of Claim (or otherwise), by e-mail. If such notice is posted, it shall be deemed to have been received by the addressee 48 hours after the same shall have been posted. If such notice is sent by e-mail, it shall be deemed to have been delivered to the recipient no later than 9:00 a.m. (London time) on the next Business Day after it was sent.

18.4	Power of attorney, authority

A notice which is signed by a person authorised by an individual Plan Participant on his or her behalf may be rejected by the Information Agent or Plan Company if it is not accompanied by a power of attorney duly executed by the Plan Participant in favour of such person whereby such person is authorised to execute the notice concerned, or by a copy of such power of attorney certified as a true copy thereof by a solicitor or notary or a person authorised to administer oaths in any relevant jurisdiction, together with a statutory declaration made by the donee of the power stating that such power had not been revoked prior to his signature of such notice. In the case of a notice which is signed on behalf of a Plan Participant which is a corporation or other legally constituted person or a partnership, the Information Agent or Plan Company shall not be required to make enquiry as to the authority of the signatory to sign such notice on behalf of such Plan Participant.

19.	ISSUANCE OF NEW ORDINARY SHARES

The issuance of New Ordinary Shares by the Plan Company in accordance with paragraphs 5.2 and 5.3 will be made in reliance upon the exemption from registration under the Securities Act provided by Section 3(a)(10) thereof; however certain of the New Ordinary Shares issued to the Secured Lender will be issued in reliance upon other available exemptions under the Securities Act and applicable United States state securities laws. The Plan Company has been advised that the sanction of the Restructuring Plan by the Court, following notice to affected stakeholders and an opportunity to be heard, will satisfy the fairness hearing requirements of Section 3(a)(10). Accordingly, no registration of such securities under the Securities Act will be required.

20.	COSTS

20.1	Save in relation to the costs associated with any fractional entitlements under Clause 6 (Fractional Entitlements), the Plan Company shall pay, or procure the payment of, all costs, charges, expenses and disbursements incurred by it in connection with the negotiation, preparation and implementation of this Restructuring Plan as and when they arise, including, but not limited to the costs of holding the Plan Meetings, the costs of obtaining the sanction of the Court and the costs of placing the notices (if any) required by this Restructuring Plan.

20.2	To avoid doubt, this Clause 20 does not affect such rights as the Plan Company has at law to seek an indemnity, award of costs or other payment in respect of costs from the Court against a Plan Participant or other party who opposes the Restructuring Plan or opposes the making of a convening or sanctioning order in respect of the Restructuring Plan.

21.	LONGSTOP DATE

If the Plan Steps Completion Time has not occurred by the Longstop Date, the terms of, and the obligations on the parties under, this Restructuring Plan shall lapse, provided that the Plan Company may, at its discretion, extend the Longstop Date to such later date as both (i) the Plan Company and (ii) the Secured Lender may agree in writing.

22.	SEVERABILITY

If any provision of this Restructuring Plan is or becomes invalid, illegal and/or unenforceable, then this shall not affect the validity, legality and enforceability of the other terms of this Restructuring Plan. The invalid, illegal and/or unenforceable provision or provisions shall be severed from the remainder of this Restructuring Plan, and, to the extent necessary, the remaining provisions of this Restructuring Plan shall be modified to reflect the severance, and the remainder of this Restructuring Plan shall continue in full force and effect.

23.	DISCRETION

Where under or pursuant to any provision of this Restructuring Plan or any Restructuring Plan document a matter is to be determined by the Plan Company, it shall be determined by the Board in its discretion in such manner as it considers fair and reasonable.

24.	GOVERNING LAW AND JURISDICTION

24.1	The operative terms of this Restructuring Plan and any non-contractual obligations arising out of or in connection with this Restructuring Plan shall be governed by and construed in accordance with the laws of England and Wales. The Plan Participants and the Plan Company hereby agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or Proceedings and to settle any dispute which arises out of or in connection with the terms of this Restructuring Plan or its implementation or out of any action taken or omitted to be taken under this Restructuring Plan or in connection with the administration of this Restructuring Plan, and for such purposes, the Plan Participants and the Plan Company irrevocably submit to the jurisdiction of the Court.

24.2	Nothing in this Clause 24 prevents the Plan Company from instituting court proceedings in the courts of England & Wales or in any other court of competent jurisdiction to seek injunctive, interlocutory or declaratory relief to enforce the terms of this Restructuring Plan.

DATED

SCHEDULE 1

PLAN STEPS

Each of the Plan Steps shall be taken on the date, at the time and in the order set out in this Schedule 1. Unless indicated otherwise in this Schedule 1, the items listed in relation to a particular Plan Step shall occur sequentially in the order in which such items are stated to occur within that Plan Step. The Plan Company and each of the Plan Participants acknowledges and agrees that all of the Plan Steps which are to take place after the Plan Effective Date are inter-conditional and no such Plan Step shall take place unless the prior Plan Step (if any) has been completed in full and all transactions contemplated within that Plan Step and each other Plan Steps remain capable of being completed in full.

1.	PLAN STEP 1 – ESTABLISHMENT OF GROWLER USCO

1.1	Prior to the Plan Effective Date, Growler will incorporate Growler USCo.

2.	PLAN STEP 2 – RULE 9 WAIVER

2.1	After the Convening Hearing, the Plan Company shall circulate to its Shareholders the Rule 9 Circular in substantially the form set out in Appendix 11 to the Explanatory Statement as may be amended to take into account comments from the Takeover Panel, in order to convene a meeting of Shareholders to consider, and if thought fit approve, the Rule 9 Waiver.

2.2	Prior to the Plan Implementation Date, the Takeover Panel shall have provided a waiver of the Rule 9 Obligation and either:

2.2.1	the Shareholders have given their approval, on a poll, to waive the Rule 9 Obligation; or

2.2.2	the Takeover Panel has confirmed that it will permit a dispensation under section 2(c) of the Introduction of the Takeover Code from the Rule 9 Obligation in order to facilitate the Restructuring Plan.

3.	PLAN STEP 3 – ADJUSTMENT TO ADS RATIO

Prior to the Plan Implementation Date, the following shall have taken place:

3.1	the Plan Company shall have submitted on the NASDAQ online interface:

3.1.1	a Company Event Notification form with respect to the Restructuring Plan, the adjustment to conversion ratio and the reduction of ADSs; and

3.1.2	a Listing of Additional Shares form with respect to the Restructuring Plan and issuance of additional New ADSs.

3.2	the Plan Company shall have announced the ADR Ratio Change.

3.3	Following the announcement referred to in Plan Step 3.2, the Plan Company and the Depositary shall have filed an amendment to the existing Form F-6 (to amend and restate Deposit Agreement) or, to the extent additional ADRs need to be registered, filed a new Form F-6 (to both amend and restate the Deposit Agreement and register additional ADRs for the ADR program).

3.4	the Depositary shall have delivered an announcement notifying registered holders pursuant to Section 16 of the Deposit Agreement regarding the reduction of ADSs and adjustment to conversion ratio to ADR holders.

3.5	the Depositary shall have applied for a new CUSIP.

3.6	at least five business days after the announcement referred to in Plan Step 3.2, DTC shall have ensured that the new post ratio change/reverse split CUSIP is DTC-eligible.

3.7	After the SEC declares the amendment to the Form F-6 or the new Form F-6 effective, and shortly prior to the effectiveness of the ADR Ratio Change, the Plan Company and the Depositary shall amend and restate the Deposit Agreement (for unrestricted ADRs).

3.8	On the Plan Effective Date and after amendment and restatement of the Deposit Agreement, the ADR Ratio Change shall become effective, at which point DTC will mandatorily draw down its position and registered ADR holders will exchange their ADRs with the Depositary, resulting in the reduction of ADRs.

3.9	In lieu of fractional New ADSs, ADR Holders will have the right to receive a pro rata portion of the proceeds of DTC’s sale of the aggregate of all New ADSs to which ADR Holders have a fractional entitlement. In the event an ADR Holder receives no ADRs and less than $0.01 in sale proceeds in lieu of a fractional New ADS, such holder will be entitled to receive US$1.00 from the Plan Company upon written request.

4.	PLAN STEP 4 – CONTRIBUTION OF GROWLER MINING ASSETS

4.1	Following the Plan Effective Date, and without the need for any further consent, action, or step to be taken by the Plan Company or any Plan Participant, Growler and Growler USCo will execute:

4.1.1	the Contribution and Exchange Agreement pursuant to which the Growler Mining Assets will be transferred by Growler to Growler USCo, in exchange for the issuance to Growler of all of the issued and outstanding shares of capital stock in Growler USCo;

4.1.2	the Assignment and Assumption Agreement pursuant to which the Growler Mining Assets will be conveyed to Growler USCo,

and the Contribution and Exchange Agreement and Assignment and Assumption Agreement will each become effective.

5.	PLAN STEP 5 – GROWLER EQUITY AND COMPROMISED NOTEHOLDER EQUITY IS ISSUED

5.1	Prior to the Plan Implementation Date, the Independent Valuer shall have provided its independent valuation of the shares in Growler USCo to the Plan Company and Growler, as required by, and prepared in accordance with, Chapter 6 of Part 17 of the Companies Act.

5.2	Following the Plan Effective Date, a meeting of the Board shall be held to approve (conditional on, in each case the waivers and releases set out in the Restructuring Plan becoming effective, the payment of the Growler Exit Capital as contemplated in Plan Step 5.2.2, and the transfer of shares in Growler USCo pursuant to the Exchange Agreement, as set out in Plan Step 5.2.3):

(a)	the allotment and issue of the Growler Equity and the Compromised Noteholder Equity, as contemplated in 5.2.5 and 5.2.6 below; and

(b)	the appointment of the Growler nominee to the Board, with effect from the Plan Implementation Date;

and without the need for any further consent, action, or step to be taken by the Plan Company or any Plan Participant:

5.2.2	Growler shall execute and deliver the Application Letter and pay the Growler Exit Capital to the Plan Company;

5.2.3	Growler and the Plan Company shall enter into the Exchange Agreement, and the Exchange Agreement shall become effective;

5.2.4	After the Ratio Change becomes effective, and immediately prior to the issuance of the Restricted ADSs, the Plan Company and the Depositary shall enter into a Restricted Issuance Agreement (for Restricted ADSs)

5.2.5	the Plan Company shall issue the Growler Equity to the Depositary, which will be in exchange for the issuance by the Depositary of the Restricted ADSs in respect thereof to Growler, pursuant to the Restricted Issuance Agreement

5.2.6	the Plan Company shall issue the Compromised Noteholder Equity to the Depositary, which will be in exchange for the issuance by the Depositary of the New ADSs in respect thereof to the Noteholders pursuant to the Deposit Agreement

5.2.7	the Plan Company’s registrars, Computershare Investor Services PLC, shall update the Plan Company’s register of members and other statutory registers to reflect the issuance of New Ordinary Shares to the Depositary in respect of both the Restricted ADSs and the unrestricted New ADSs;

5.2.8	Following completion of Plan Steps 5.2.6 and 5.2.7, the Depositary shall issue restricted ADRs, evidencing Restricted ADSs, to Growler pursuant to the Restricted Issuance Agreement and unrestricted ADRs, evidencing unrestricted New ADSs, to the Noteholders pursuant to the Deposit Agreement.

5.2.9	Noteholders will not be entitled to fractional New ADSs. In lieu of fractional New ADSs, ADR Holders will have the right to receive a pro rata portion of the proceeds of DTC’s sale of the aggregate of all New ADSs to which Noteholders have a fractional entitlement. In the event a Noteholder receives no ADRs and less than $0.01 in sale proceeds in lieu of a fractional New ADS, such Noteholder will be entitled to receive US$1.00 from the Plan Company upon written request.

6.	PLAN STEP 6 – CANCELLATION OF LONDON LISTING

6.1	Prior to the Plan Implementation Date, the Plan Company shall have given notice to:

6.1.1	the Financial Conduct Authority (in its capacity as UK listing authority) that it will cancel its listing on the Official List and:

6.1.2	London Stock Exchange that it will cancel its shares from trading on the main market of the London Stock Exchange,

in each case with effect from the Plan Implementation Date.

7.	PLAN STEP 7 – POST-PLAN IMPLEMENTATION DATE FILINGS

7.1	Following the Plan Implementation Date, the Plan Company shall make all required filings at the Registrar of Companies, including, but not limited to:

7.1.1	Form SH01 together with valuation report referred to in Plan Step 5.1 in relation to the issuance of new Ordinary Shares; and

7.1.2	Form AP01 in relation to the appointment of the Growler nominee as a director of the Plan Company

7.2	Following the Plan Implementation Date, and in any event within five Business Days of that date, the Plan Company shall pay in full all unpaid and accrued fees, costs and expenses of the Advisers incurred up to and including the Plan Implementation Date (including the costs of preparing, seeking sanction of and implementing the Restructuring Plan and these Plan Steps).